

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

Via E-Mail
Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

>   **Re: Selway Capital Acquisition Corporation**
>   **Registration Statement on Form S-1**
>   **Amended July 26, 2011**
>   **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Holders of our units, page 48

1.   Refer to your disclosure added in response to prior comment 2. In an appropriate section of your document, please disclose the tax effect if each unit is not treated for federal income tax purposes as an investment consisting of one callable Series A shares and one redeemable warrant; include the effect of the cancellation of the units.

Use of Proceeds, page 53

2.   Please revise the table to reflect the use of working capital for commissions and expenses mentioned in response to prior comment 5.

Permitted purchases of units or the underlying Series A Shares, page 78

3.   Please reconcile the first sentence of your response to prior comment 3 with Article
        Fifth(N) of exhibit 3.3.

4.   In light of the fact that the company does not appear to intend to comply with the safe
        harbor under Rule 10b-18, please tell us:

    • how you set the purchase price under the plan at $9.70 and why you decided $9.70
      would be appropriate rather than some other amount. For example, did you base this
      amount upon your expectation of the eventual trading prices of the securities or did
      you base it on a formula to ensure that $0.30 would remain in trust or some other
      method;

    • how the $0.30 that would remain in the trust account for each security acquired under
      the plan could affect the trading prices of the securities that are traded in the market
      prior to any potential acquisition or dissolution of the company; and

    • why you believe setting up a 10b5-1 repurchase plan such as this at a purchase price
      of 9.70 per share would not create potential liability for manipulation of the
      registrant's stock price under Rule 10b-5. Please include in your analysis any
      authority upon which you rely.

Legal Matters, page 145

5.   Please disclose in this section the debt to counsel mentioned in the revision to footnote
        (1) on page 60.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    • should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Giovanni Caruso